Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 15, 2026

Relating to Preliminary Prospectus Supplement dated September 14, 2026

To Prospectus dated February 14, 2024

Registration No. 333-277075

American International Group, Inc.

€1,125,000,000

€625,000,000 4.250% Notes Due 2031

€500,000,000 4.750% Notes Due 2036

Issuer:	American International Group, Inc.
Offering Format:	SEC Registered
Securities:	4.250% Notes Due 2031 (the “2031 Notes”) 4.750% Notes Due 2036 (the “2036 Notes” and, together with the 2031 Notes, the “Notes”)
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (stable) / A- (stable) / A- (stable)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	September 15, 2026
Settlement Date**:	September 24, 2026 (T + 7)
Settlement:	Euroclear / Clearstream
Maturity Date:	2031 Notes: September 24, 2031 2036 Notes: September 24, 2036
Principal Amount:	2031 Notes: €625,000,000 2036 Notes: €500,000,000
Price to Public:	2031 Notes: 99.660% of principal amount 2036 Notes: 99.797% of principal amount
Gross Underwriting Discount:	2031 Notes: 0.350% 2036 Notes: 0.450%
Net Proceeds to Issuer Before Expenses:	2031 Notes: €620,687,500 2036 Notes: €496,735,000

Aggregate Net Proceeds to Issuer Before Expenses:	€1,117,422,500
Spread to Benchmark Bund:	2031 Notes: +99.4 basis points 2036 Notes: +123.0 basis points
Benchmark Bund:	2031 Notes: 0.000% due August 15, 2031 2036 Notes: 3.000% due August 15, 2036
Benchmark Bund Price / Yield:	2031 Notes: €85.130 / 3.333% 2036 Notes: €95.490 / 3.546%
Mid-Swap Yield:	2031 Notes: 3.527% 2036 Notes: 3.576%
Spread to Mid-Swap Yield:	2031 Notes: +80 basis points 2036 Notes: +120 basis points
Coupon:	2031 Notes: 4.250% 2036 Notes: 4.750%
Yield to Maturity:	2031 Notes: 4.327% 2036 Notes: 4.776%
Interest Payment Dates:	Annually on September 24 of each year, commencing September 24, 2027
Record Date:	Close of the business day (on which each of Euroclear SA/NV and Clearstream S.A. is open for business) prior to the Interest Payment Date
Business Day Center(s):	London, New York, T2 (as TARGET2 successor)
Day Count Convention:	Actual/Actual (ICMA)
Denominations:	€100,000, with increments of €1,000 thereafter
Optional Redemption:

Make-whole redemption at any time prior to (i) August 24, 2031, with respect to the 2031 Notes, at a discount rate of Bund + 15 basis points and (ii) June 24, 2036, with respect to the 2036 Notes, at a discount rate of Bund + 20 basis points.

Par redemption at any time on or after (i) August 24, 2031, with respect to the 2031 Notes and (ii) June 24, 2036, with respect to the 2036 Notes.

Tax Redemption:	Par redemption at any time in the event of certain changes affecting U.S. taxation as described under “Description of the Notes — Tax Redemption” in the prospectus supplement.

Expected Listing:	Global Exchange Market of Euronext Dublin
Common Code / ISIN:	2031 Notes: 351290021 / XS3512900211 2036 Notes: 351290234 / XS3512902340
Joint Book-Running Managers:	Deutsche Bank AG, London Branch J.P. Morgan Securities plc BNP PARIBAS Citigroup Global Markets Limited
Barclays Bank PLC HSBC Bank plc Merrill Lynch International
Co-Managers:	NATIXIS Standard Chartered Bank ANZ Securities, Inc. RBC Europe Limited The Bank of Nova Scotia, London Branch
Governing Law:	State of New York
Form of Note:

The Notes will be issued only in registered, book-entry form. There will be a Global Note for each series of the Notes (€625,000,000 principal amount with respect to the 2031 Notes and €500,000,000 principal amount with respect to the 2036 Notes) registered in the name of a nominee for Euroclear SA/NV as common safekeeper.

New Safekeeping Structure:	Yes, and the Notes are intended to be held in a manner that would allow eligibility as collateral for Eurosystem intra-day credit and monetary policy operations.
EU MiFID II / UK MiFIR Target Market:	Manufacturer target market (EU MiFID II / UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).
EU PRIIPs / UK DISC:	No EU PRIIPs key information document (KID) or UK DISC disclosure document has been prepared as the Notes are not available to retail investors in the EEA or UK.
Stabilization:	Relevant stabilization regulations including FCA/ICMA apply.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The issuer expects that delivery of the Notes will be made to investors on or about September 24, 2026, which is the seventh business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle on the first business day following the date of any contract for sale, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before the settlement date will be required to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisers in connection with that election.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch toll-free at +44 207 545 4361, J.P. Morgan Securities plc collect at +44 207 134 2468 (Non-U.S. investors), J.P. Morgan Securities LLC collect at +1-212-834-4533 (U.S. investors), BNP PARIBAS toll-free at +1 800-854-5674 or Citigroup Global Markets Limited toll-free at +1 800-831-9146.

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